November 2, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (604) 443-7000

Robert A. Biagioni
President
Katie Gold Corp.
1055 West Hastings Street, Suite 1400
Vancouver, British Columbia
Canada V6E 2E9


Re: 	Katie Gold Corp.
Amendment No. 2 to Registration Statement on Form SB-2
Filed October 24, 2005
	File No. 333-126748


Dear Mr. Biagioni:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your revised disclosure in response to comments 2 and 3 of our letter dated September 15, 2005. Please revise to include the fact that none of your officers have the stated experience either.

2. Please expand your discussion of Mr. Biagioni`s experience on page
6 to disclose his other mining operations since January 2003, as well as the scope of his involvement in directing the day-to-day operations of Sand River Resources, Ltd.

3. Please confirm that you disclose all promoters or other persons who were involved in forming or incorporating your company and/or developing your business plan. Please confirm that you disclose all control persons.
Risk Factors, page 8
If we do not obtain additional financing, our business will fail, page 8

4. We note your deleted language about not having current operations or income, which appears to be a material risk to investors. Please revise your discussion of this risk factor to state whether you have initiated the first phase of exploration as well as whether you have begun to generate revenues.

Use of Proceeds, page 11

5. We note your response to comment 4 of our letter dated
September
15, 2005, including your statement that the use of your offering proceeds of $76,500 "only includes Phase I exploration expenditures."
In your registration statement, please clarify that your use of proceeds includes only $21,000 for Phase I exploration expenditures and that the remaining proceeds from your offering are not being used for subsequent phases of exploration. You supplementally state that
"[o]ur use of proceeds also includes sufficient funding for anticipated administrative costs of $25,000 for 1 year and $17,861 in costs associated with this registration statement," but these costs are not included in the list of uses for the entire amount of offering proceeds that appears on page 11. Revise the table on page
11 to list these amounts.

Selling Securityholders, page 13

6. We note your supplemental responses to comments 5 and 11 of our letter dated September 15, 2005. Please revise this section to disclose the information regarding the initial placement of the securities, as described in response.

7. Please disclose the dates of the private placements.

Exhibits

8. We note your response to comment 37 of our letter dated August
17,
2005. Contrary to the statement in the exhibit table, the legal opinion of Batcher, Zarcone & Baker, LLP, submitted as exhibit 5.1 on
Form SB-2 dated July 21, 2005, does not contain the firm`s consent to be named in the registration statement, as required by Item 601(b)(23) of Regulation S-B. In your next amendment, furnish the consent of Batcher, Zarcone & Baker as a separate exhibit or, alternatively, file a revised legal opinion containing the requisite consent.

Exhibits - Consent of William G. Timmins, P. Eng., page 49

9. Each amendment to the registration statement should include a currently dated consent of William G. Timmins, a professional consulting geologist. Please provide an updated consent in the next amendment of your registration statement.

10. The consent of William G. Timmins is incorrectly filed on Edgar as Exhibit 23.1 to the Form SB-2/A, filed September 2, 2005. Refile the consent of Mr. Timmins under the number reflected in your exhibit table. In addition, we note that the number listed in the exhibit table of Amendment No. 1 and Amendment No. 2 for the consents of Mr.
Timmins and Batcher, Zarcone & Baker differ. Please revise this discrepancy in future amendments.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ernest Green, Staff Accountant, at (202)
551-
3733 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3767 with any other questions.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	Karen A. Batcher, Esq. (via facsimile 619/789-6262)
      Batcher Zarcone & Baker, LLP
      4252 Bonita Road, Suite 151
	Bonita, California 91902

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Robert A. Biagioni
Katie Gold Corp.
November 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE